SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 6-K/A

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                           FOR THE MONTH OF JULY 2002

                         (Commission File No. 001-14489)

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                  --------------------------------------------
             (Exact name of registrant as specified in its charter)

                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                   ------------------------------------------
                  (Translation of registrant's name in English)

           SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
           ----------------------------------------------------------
                            -7 ANDAR, BRASILIA, D.F.
                            ------------------------
                          FEDERATIVE REPUBLIC OF BRAZIL
                          -----------------------------
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F X    Form 40-F
                                     ---             ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                  Yes      No X
                                      ---    ---

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                                                                          [LOGO]

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                           C.N.P.J. 02.558.132/0001-69 / N.I.R.E. 53.300.005.800

MINUTES OF THE 162nd (ONE HUNDRED AND SIXTY-SECOND) EXTRAORDINARY BOARD MEETING

The Board of Directors of Tele Centro Oeste Participacoes met in assembly at 09:00AM of the 17th (seventeenth) day of July, 2002 (two thousand and two) at the Company's headquarters, located at SETOR COMERCIAL SUL, QUADRA 02, BLOCO C, No 226, EDIFICIO TELEBRASILIA CELULAR, 7 ANDAR, CEP 70302-916, in the city of Brasilia-DF, as summoned by its chairman Mr. ALEXANDRE BELDI NETTO. OPENING: the meeting opened with the presence of the Company's Board of Directors, Mr. Alexandre Beldi Netto, Mr. Mario Cesar Pereira de Araujo, Mr. Marco Antonio Beldi, Mr. Antonio Fabio Beldi, Mr. Nelson Guarnieri de Lara, Mr. Araldo Alexandre Marcondes de Souza, and Mr. Ricardo de Souza Adenes. THE TABLE: proceedings were conducted by ALEXANDRE BELDI NETTO, Chairman of the Board of Directors, and MARIO CESAR PEREIRA DE ARAUJO acted as secretary to address the following issue: PROPOSAL TO DIRECT INTERIM INTEREST ON OWN CAPITAL RELATIVE TO THE 1ST HALF OF THE 2002 FISCAL YEAR. DELIBERATION: The members of the Board unanimously decided for the payment of interim Interest on Own Capital, in conformity with the provisions under Articles 34 and 35 of the Company's Bylaws, in the total value of R$ 40,000,000.00 (forty million Brazilian Reais), based on the balance sheet closed at June 30, 2002, thus the holders of shares issued by the Company will at July 26, 2002 have the right to receive the amounts paid as Interest on Own Capital herein approved, totaling R$ 0.000105485 per share, all in accordance with proposition number 009/2002 of July 01, 2002, of the Finance Department, approved during the 104th Board Meeting, held at July 01, 2002. The value to be paid to shareholders as Interest on Own capital as approved herein, net of income tax, in the total amount of R$ 34,000,000.00 (thirty four million Brazilian Reais), shall be ascribed to the value of the minimum mandatory dividend relative to the fiscal year to close at December 31, 2002. With no further issues to address, the assembly was closed and the present minutes were drawn, read and considered appropriate and signed by the members of the Board of Directors. Brasilia-DF, July 17, 2002. We hereby certify for all purposes that the document below is a true copy of its original text, drawn in its appropriate minute book.


                              ALEXANDRE BELDI NETTO

                       PRESIDENT OF THE BOARD OF DIRECTORS

MARIO CESAR PEREIRA DE ARAUJO                           MARCO ANTONIO BELDI

     MEMBER OF THE BOARD                                MEMBER OF THE BOARD

     ANTONIO FABIO BELDI                              NELSON GUARNIERI DE LARA

     MEMBER OF THE BOARD                                MEMBER OF THE BOARD

   RICARDO DE SOUZA ADENES                          ARALDO ALEXANDRE M. DE SOUZA

     MEMBER OF THE BOARD                                MEMBER OF THE BOARD

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                   TELE CENTRO OESTE CELULAR PARTICIPACOES S/A
                             A PUBLICLY-HELD COMPANY
                          CNPJ/MF No 02.558.132/0001-69

                                  RELEVANT FACT

                       PAYMENT OF INTEREST ON OWN CAPITAL

We hereby inform all shareholders of Tele Centro Oeste Celular Participacoes S.A. ("TCO") that on July 17, 2002 the Board of Directors of Tele Centro Oeste ("TCO") decided to credit Interest on Own Capital for the period between January and June, at June 30, 2002, in the value of R$ 0.000105485 per share, as anticipation of the minimum mandatory dividend relative to the ongoing fiscal year.

The values above will be calculated based on the position of shareholders' stock
at  July  26,  2002  and  shall  be  paid  withholding   Income  Tax  at  source
corresponding to 15%, as provided under Article 9 of Law number 9249/95.

The legal entities which, according to the applicable legislation, are immune or exempt from income tax shall prove such immunity or exemption by July 26, 2002 before the depositary institution for the shares of this Company, located at the address below.

The payment of the above-mentioned interest shall be made by the Depositary Institution for the shares - BANCO ABN AMRO REAL S/A, at a date to be decided in the General Shareholders Meeting to be held in 2003.

Those shareholders using Fiduciary Custodies will have their interest credited in the form provided by the Stock Markets.

We call attention to the fact that as of July 29, 2002, these shares will be traded in the market on an EX-DIVIDEND basis.

Further   information  may  be  obtained  from  the  "Third-Party   Stockholding
Department" of ABN AMRO REAL S/A, located at AV. PAULISTA, 1374, 8 ANDAR - CERQUEIRA CESAR - SAO PAULO - SP - CEP. 01310-916.

                             Brasilia, July 17, 2002


                          Mario Cesar Pereira de Araujo
                    President and Head of Investor Relations

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THIS  RELEASE  CONTAINS  FORWARD-LOOKING  STATEMENTS.  STATEMENTS  THAT  ARE NOT
STATEMENTS OF HISTORICAL FACT, INCLUDING STATEMENTS ABOUT THE BELIEFS AND EXPECTATIONS OF THE COMPANY'S MANAGEMENT, ARE FORWARD-LOOKING STATEMENTS. THE WORDS "ANTICIPATES," "BELIEVES," "ESTIMATES," "EXPECTS," "FORECASTS," "INTENDS," "PLANS," "PREDICTS," "PROJECTS" AND "TARGETS" AND SIMILAR WORDS ARE INTENDED TO IDENTIFY THESE STATEMENTS, WHICH NECESSARILY INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES. ACCORDINGLY, THE ACTUAL RESULTS OF OPERATIONS OF THE COMPANY MAY BE DIFFERENT FROM THE COMPANY'S CURRENT EXPECTATIONS, AND THE READER SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE THEY ARE MADE, AND THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO UPDATE THEM IN LIGHT OF NEW INFORMATION OR FUTURE DEVELOPMENTS.

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Tele Centro Oeste Cellular Holding Company


Date: July 19, 2002               By:      /S/ MARIO CESAR PEREIRA DE ARAUJO
                                      ------------------------------------------
                                      Name:  Mario Cesar Pereira de Araujo
                                      Title: President